EMU Securities LLC

**Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/12/16 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EMU Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway – Room 9
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

EMU Securities LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Statement of Operations.

[x]   Statement of Changes in Member's Equity.

[x]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[x]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).

[x]   Independent Auditors' Report Regarding Rule 15c3-3 exemption.

[x]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to EMU Securities LLC for the period from October 12, 2016 to December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

CEO
Title

Subscribed and sworn
to before me

____

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018

EMU Securities LLC

Index
December 31, 2017



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EMU Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EMU Securities LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the period from October 12, 2016 to December 31,2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as EMU Securities LLC's auditor since 2016.

New York, NY

February 21, 2018

EMU Securities LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	10,557
Prepaid expenses and others		1,468
Total assets	$	**12,025**
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	1,100
Total liabilities		**1,100**
Member's equity		10,925
Total liabilities and member's equity	$	**12,025**

The accompanying notes are an integral part of these financial statements.

EMU Securities LLC

Statement of Operations
For the period from October 12, 2016 to December 31, 2017

Revenue

Interest income	$	9
Total revenue		9
Expenses		
Regulatory fees and expenses		3,031
Service fee		1,500
Total expenses		4,531
Net loss	$	**(4,522)**

The accompanying notes are an integral part of these financial statements.

EMU Securities LLC

Statement of Changes in Member's Equity
For the period from October 12, 2016 to December 31, 2017

Balance, October 12, 2016	$	15,447
Net loss		(4,522)
Balance, December 31, 2017	$	10,925

The accompanying notes are an integral part of these financial statements.

4

EMU Securities LLC

Statement of Cash Flows
For the period from October 12, 2016 to December 31, 2017

Cash flows from operating activities		
Net loss	$	(4,522)
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in operating asset		
Prepaid expenses and others		6,589
Increase in operating liability		
Accrued expense		1,000
Net cash provided by operating activities		3,067
Cash flows from financing activities		
Repayment of loan to affiliated company		(7,500)
Net cash used in financing activities		(7,500)
Net (decrease) in cash		(4,433)
Cash		
Beginning of period		14,990
End of period	$	10,557

The accompanying notes are an integral part of these financial statements.

EMU Securities LLC

Notes to Financial Statements
December 31, 2017

---

1. **Organization and Business**

   EMU Securities LLC (the "Company"), is a limited liability company and was formed under the laws of New York on September 10, 2015. On October 12, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has commenced operations; however, it has not as yet successfully consummated any transactions to generate revenue.

   The primary business of the Company is to act as a broker-dealer selling private placements of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue
   The Company will record future commissions and private placement fees it will earn on trade date.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes
   The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

   New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of

this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

3. **Transactions with Related Parties**

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with an affiliated company, whereby the affiliate provides accounting, administrative, office space and other services. Total service charged for the period was $1,500.

At December 31, 2017 the Company owed the affiliate $1,100, which is included in accrued expenses and other liabilities on the statement of financial condition.

The Company repaid the loan of $7,500 to the affiliate in 2017.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $9,457 which exceeded the required net capital of $5,000 by $4,457.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

EMU Securities LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Member's equity	$	10,925
Deductions		
Nonallowable asset		
Prepaid expenses and others		1,468
Net capital		9,457
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		5,000
Excess net capital	$	4,457
Aggregate indebtedness - accounts payable and accrued expenses	$	1,100
Ratio of aggregate indebtedness to net capital		0.12 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

EMU Securities LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2017

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EMU Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) EMU Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the period from October 12, 2016 to December 31,2017. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 21, 2018

EMU Securities LLC

Rule 15c3-3 Exemption Report
Year Ended December 31, 2017

To the best of my knowledge and belief, EMU Securities LLC (the "Company") states the following:

The Company does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from October 12, 2016 to December 31, 2017.



CEO